Dated May 2, 2012
Filed Pursuant to Rule 433
Registration Statement No. 333-169824
Relating to Preliminary Prospectus Dated May 2, 2012
EVERBANK FINANCIAL CORP
PRICING TERM SHEET
This free writing prospectus relates to the common stock, par value $0.01 per share of EverBank Financial Corp described in its Registration Statement on Form S-1 (File No. 333-169824) and should be read together with the Preliminary Prospectus (the “Preliminary Prospectus”) included in Amendment No. 11 to the Registration Statement, as filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2012 (as so amended, the “Registration Statement”).
Terms of the Initial Public Offering

Common stock offered by us	19,220,000 shares

Option to purchase additional shares from us	2,883,000 shares

Initial public offering price	$10.00 per share.

Trade date	May 3, 2012

Expected closing date	May 8, 2012

Net proceeds to us	We estimate that the net proceeds to us from the sale of our common stock in this offering will be $171.7 million after deducting estimated underwriting discounts and commissions and estimated offering expenses. Our net proceeds will increase by approximately $27.0 million if the underwriters’ option to purchase additional shares is exercised in full.

Directed share program.	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 2,210,300 shares offered by this prospectus to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC, FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING: GOLDMAN, SACHS & CO. AT TOLL-FREE 1-866-471-2526 OR EMAILING PROSPECTUS-NY@NY.EMAIL.GS.COM; BOFA MERRILL LYNCH AT 866-500-5408; OR CREDIT SUISSE SECURITIES (USA) LLC, ONE MADISON AVENUE, NEW YORK, NY 10010, ATTENTION: PROSPECTUS DEPARTMENT, EMAILING NEWYORK.PROSPECTUS@CREDIT-SUISSE.COM OR CALLING 1-800-221-1037.
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